KRUEGER LLP	Los Angeles San Diego La Jolla	La Jolla Law Building 5510 La Jolla Boulevard La Jolla, California 92037 858 729 9997 858 729 9995 fax blair@thekruegergroup.com
BUSINESS LAWYERS LICENSED IN CALIFORNIA, TEXAS AND WASHINGTON

May 5, 2015

VIA FEDERAL EXPRESS AND E-MAIL

Ms. Pamela Long

Assistant Director

Mr. Craig Slivka

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Remove-By-You, Inc.: Response to Comment Letter Dated April 17, 2015 Regarding Amendment No. 2 to Registration Statement on Form S-1 Filed April 9, 2015   (SEC File Number 333-201607)

Dear Ms. Long and Mr. Slivka:

We write on behalf of our client, Remove-By-You, Inc., a Nevada corporation (the “Company”), in connection with the above-referenced matter.  The Company requested us, as its legal counsel, to respond to your April 17, 2015 letter (received by United States Postal Service on April 27, 2015) written on behalf of the United States Securities and Exchange Commission (the “Commission”).  Based on your comments and current business status of the Company, the Company has concurrently filed herewith Amendment No. 3 to the Registration Statement on Form S-1 (the “Amendment”).

The Company’s sequential response to the comments of the Commission are set forth below:

Comment

Prospectus Cover Page.

1.

We note your response to comment one of our letter dated March 10, 2015.  Please revise your disclosure to state on the prospectus cover page that you are not a blank check company.

The Company revised its disclosure with respect to Comment #1.  Please see the registration statement filed concurrently herewith as the Amendment.

Prospectus Summary, page 4

2.

We note your disclosure that you are “in the business of developing, assembling, marketing and selling an all-natural product formula…” Please revise your disclosure to remove the suggestion that you are currently marketing or selling any products.

The Company revised its disclosure with respect to Comment #2.  Please see the registration statement filed concurrently herewith as the Amendment.

KRUEGER LLP

Ms. Pamela Long

Mr. Craig Slivka

United States Securities and Exchange Commission

May 5, 2015

Business, page 33

3.

We note your reference to the American Society of Dermatological Surgery Association for your assertion that over half of the 40 million people in the United States with tattoos will end up regretting their tattoos. Please reconcile such disclosure with footnote 35 in the clinical review article you provided that attributes such statement to a clinical article.

The Company revised its disclosure with respect to Comment #3.  Please see the registration statement filed concurrently herewith as the Amendment.

In connection with this letter, the Company hereby acknowledges the following through a separate certification signed by the Company’s President, Mr. Kyle Markward, (a copy of which is attached to this letter):

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us directly with any questions or comments.  Thank you in advance for your assistance.

Very Truly Yours,

              /s/ Blair Krueger, Esq.

Blair Krueger, Esq.

cc:

Remove-by-You, Inc.

Enclosure

Attachment to

Krueger LLP

Letter Dated May 5, 2015

CERTIFICATION SIGNED

In connection with this letter, the Company hereby acknowledges the following:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Kyle Markward

Kyle Markward, President, Chief Executive Officer and

Chief Financial Officer

Remove-By-You, Inc.

The Do-It-Yourself Removal System

For Your Tattoo Needs